Filed Pursuant to Rule 433

Registration No. 333-244226

March 21, 2022

Prudential plc

U.S.$350,000,000 3.625% Notes due 2032
PRICING TERM SHEET
March 21, 2022

Issuer:	Prudential plc (the ‘‘Issuer’’)
Expected Issue Ratings*:	A2 / A (Moody’s / S&P)
Ranking:	Senior Unsecured Notes
Offering Format:	SEC-Registered
Aggregate Principal Amount:	U.S.$350,000,000
Trade Date:	March 21, 2022
Settlement Date:	March 24, 2022 (T+3)
Maturity Date:	March 24, 2032
Optional Redemption:	Prior to December 24, 2031, (three months prior to the Maturity Date) (the “Par Call Date”), the Issuer may redeem the notes, in whole or in part, at a redemption price equal to the greater of:
(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and
(2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon and additional amounts, if any, to the redemption date.
On or after the Par Call Date, the Issuer may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon and additional amounts, if any, to the redemption date
Interest Rate:	3.625% per annum (semi-annual)
Interest Payment Dates:	Each March 24 and September 24, commencing on September 24, 2022
Business Day:	Means each day, other than a Saturday or Sunday, which is not a day on which commercial banking institutions in the City of New York or in London, England are authorized or required by law, regulation or executive order to close.
Business Day Convention:	Following Business Day Convention
Day Count Fraction:	30 / 360
Benchmark Treasury:	1.875% UST due February 15, 2032
Benchmark Treasury Price and Yield:	96-08 / 2.301%
Spread to Benchmark Treasury:	T+ 138 bps
Reoffer Yield:	3.681% (semi-annual)
Reoffer Price:	99.535% of the principal amount
Gross Proceeds:	U.S.$348,372,500

Underwriting Discount:	0.45%
Net Proceeds (before expenses):	U.S.$346,797,500
Use of Proceeds:	Repayment of outstanding indebtedness
Form and Denomination:	The notes will be issued only in fully registered form without coupons, in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof.
CUSIP:	74435KAB1
ISIN:	US74435KAB17
LEI:	5493001Z3ZE83NGK8Y12
Expected Listing:	New York Stock Exchange
Governing Law:	The indenture that will govern the notes and the notes will be governed by and construed in accordance with the laws of the State of New York.
Joint Book-Running Managers:	BofA Securities, Inc.,
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. LLC

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*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Prudential plc has filed a preliminary prospectus supplement dated March 21, 2022, together with an accompanying prospectus dated August 11, 2020 with the Securities and Exchange Commission for the offering to which this communication relates. Before investing, investors should read the preliminary prospectus supplement, the accompanying prospectus and other documents that Prudential plc has filed with the Securities and Exchange Commission for more complete information about Prudential plc and this offering.

A shelf registration statement relating to these securities is on file with the Securities and Exchange Commission and has become effective. The offering may be made only by means of a preliminary prospectus supplement and an accompanying prospectus. Copies of the preliminary prospectus supplement (and accompanying prospectus) may be obtained from BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department, or by calling 1-800-294-1322, or email dg.prospectus_requests@bofa.com; Credit Suisse Securities (USA) LLC, 6933 Louis Stephens Drive, Morrisville, North Carolina 27560, United States, Attention: Prospectus Department, by calling 1-800-221-1037 or by emailing usa.prospectus@credit-suisse.com or or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department, or by calling +1-866-718-1649.

This pricing term sheet does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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